

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 12, 2009

China Southern Airlines Company Limited
Xu Jie Bo-Chief Financial Officer
278 Ji Chang Road
Guangshou
People's Republic of China, 510405

   Re: **China Southern Airlines Company Limited**
     Form 20-F for the year ended December 31, 2008
     Filed June 25, 2009
     File Number: 001-14660

Dear Mr. Xu Jie Bo:

  We have reviewed your filing and have the following comments. Where indicated, please revise your future filings to comply with our comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

  Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 20-F for the fiscal year ended December 31, 2008

Item 5- Operating and Financial Review and Prospects

1. As discussed in our most recent Interpretive Release about Management's Discussion and Analysis, one of the primary objectives in preparing this section should be to provide an explanation of the financial statements that enables investors to see the company through the eyes of management. In this regard, a significant portion of the disclosures with respect to your results of operations states, in narrative form, dollar and percentage changes in revenues and operating expenses. Furthermore, while you discuss certain factors to which changes are attributable, you do not quantify the dollar amounts by which all of these factors impacted your results of operations. As such, we believe your disclosures could be improved by:

   - using tables to present dollar and percentage changes in amounts, rather than including such information in narrative form;
   - using additional tables to list, and quantify all of the material individual factors to which changes in amounts are attributable;
   - ensuring that all material factors are quantified and analyzed; and
   - quantifying the effects of changes in both price and volume on revenues and expense categories, where appropriate.

   Please refer to FR-72 (Release No. 33-8350) for guidance and revise your future filings accordingly.

Item 8- Consolidated Statements and Other Financial Information

Note 2- Significant Accounting Policies

(x) Maintenance and overhaul costs, page F-26

2. It appears that you use the accrual method for major overhauls of aircraft held under operating leases. As such, please tell us what consideration you gave to paragraph 14 of IAS 16, which indicates such costs should be capitalized and amortized. In this regard, please note that paragraph 4 of IAS 16 indicates that, while IAS 17 requires the recognition of an item of leased property plant and equipment on the basis of transfer of risks and rewards, other aspects of the accounting treatment for leased assets are prescribed by IAS 16. Additionally, paragraph 4 of IAS 16 indicates that you may apply an approach different from that provided in IAS 16 in the event another standard specifically requires such an approach. However, IAS 17 and IAS 37 do not appear to specifically require or permit the accrual of major overhauls under operating leases. Examples 11A and 11B of IAS 37 support the notion that the overhaul of an aircraft does not constitute a present obligation, even if required by law. Therefore, it appears that paragraph 14 of IAS 16 is applicable. If you disagree, please provide us with the

specific standard you relied upon to arrive at your conclusion that the accrual of major overhauls with respect to aircraft held under operating leases is an appropriate accounting policy.

Note 4- Turnover, page F-34

3. We note the significance of fuel surcharge income to your passenger revenue, as discussed on pages 44-45 of your Form 20-F. As such, in future filings, we suggest you show fuel surcharges as a separate line item in your analysis of turnover in Note 4 in order to provide transparency regarding the effect of these surcharges on your results.

Item 17 and 18- Financial Statements, page 88

4. In future filings, please indicate whether you have elected to provide financial statements pursuant to Item 17 or Item 18 of Form 20-F. One of these items (either Item 17 or Item 18) is applicable to all filings on Form 20-F. See General Instruction E(c) of Form 20-F.

General

5. You state on pages 18 and 21 of your Form 20-F that you operate scheduled flight services to Iran. Also, we note from your website that your customers can book flights to and from Iran. Iran is identified by the U.S. Department of State as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated operations in, and other contacts with, Iran whether through subsidiaries, affiliates, or other direct or indirect arrangements. Your response should describe any equipment, technology, or services you have provided to Iran directly or indirectly, and discuss whether you have offices, facilities, sales agents, ground staff, or other employees in Iran, and any agreements, commercial arrangements, or other contacts you have had with the Iranian government or entities controlled by that government.

6. Please discuss the materiality of the contacts with Iran described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of revenues, assets, and liabilities associated with Iran for the last three fiscal years and any subsequent period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar

initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Juan Migone at (202) 551-3312 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief